Mail Stop 3561

April 2, 2008

Dr. Lionel L. Reilly
President and CEO
Professional Veterinary Products, Ltd.
10077 South 134th Street
Omaha, NE 68138

      RE: **Professional Veterinary Products, Ltd.**
              Form 10-K for the Year Ended July 31, 2007 filed October 25, 2007
              File No. 0-26326

Dear Dr. Reilly:

We have limited our review of the above filing to a review of the financial statements and related disclosure and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 13

1.   We note your disclosure regarding sales and other revenues on page 18 regarding the vendor contract change that resulted in treating certain sales on a commission basis rather than as direct sales. Please tell us whether the impact to gross margin percentage was material. In this regard, you should discuss in future filings the reasons for changes in gross profit as a percentage of sales. We assume the change from gross to net for this particular contract had no impact on gross profit. If otherwise, please explain.

2. You indicate the first quarter of fiscal 2008 cost of sales increased by $1 million due most to "the increased competitive environment in the animal health industry". To the extent you are experiencing increased cost of sales due to vendor price increases that you are unable to pass on, please indicate such in future filings. If you intend to convey something else, please supplementally explain and clarify in future filings.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

3. You disclose the balance of the allowance for doubtful accounts; however, it does not appear you provide any detail of the changes. Please tell us the elements of the changes in the balance and, if material, revise the financial statements to include this information or revise to include Schedule II of Rule 5-04 of Regulation S-X in future filings.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide the representations requested above and submit your response to these comments as an EDGAR correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3849 if you have questions regarding these comments.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant